
ADITYA BIRLA
GRASIM

082-03322

Grasim Industries

20th May, 2010

BY AIR MAIL (Regd.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA


SUPPL

Dear Sir,

We wish to inform you that in the Board Meeting held today, the Board has appointed Mr. K.K. Maheshwari, currently Business Head – Pulp & Fibre Business of the Company, as the Whole Time Director of the Company for a period of 5 years with effect from 20th May, 2010.

Thanking you,

Yours faithfully,

10016251

Ashok Malu
Company Secretary

dw 8/30

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com



20th May, 2010

BY AIR MAIL
(REGD.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited, at its meeting held today i.e. 20th May, 2010, has approved the Audited Annual Accounts of the Company for the year ended 31st March, 2010. The financial results are as under: -

Statement of Appropriations
(As per Clause 20 of the Listing Agreement)

Name of the Company: GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

For the year ended 31st March, 2010

(Rs. in crores)

		Year ended 31.03.10 (Audited)	Year ended 31.03.09 (Audited)
1.	Total Turnover (Gross)	8,841.79	12,097.37
2.	Operating Profit (PBIDT):	2,972.31	2,844.48
	Less:		
	a) Interest	(120.39)	(139.67)
	b) Depreciation	(351.14)	(456.97)
3.	Profit before tax expenses	**2,500.78**	**2,247.84**

(Contd....2...)


GRASIM INDUSTRIES LIMITED
MUMBAI

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com

		Year ended 31.03.10 (Audited)	Year ended 31.03.09 (Audited)
	Less:		
	i) Provision for Current Tax	(666.40)	(342.38)
	ii) Deferred Tax	(103.65)	(257.50)
	Add: Write back of Excess Provision for Tax/ Income Tax refund related to earlier years (Net)	25.30	Nil
4.	Profit after tax from ordinary activities	**1,756.03**	**1,647.96**
5.	Extraordinary Items		
	- Profit (Net of Tax) on Sale of Sponge Iron Unit	336.07	-
6.	Net Profit After Tax	2,092.10	1,647.96
7.	a) Add: B/F from last year's Balance Sheet	2,180.97	1,064.41
	b) (Less): Transferred to General Reserve	(1,750.00)	(200.00)
	c) Add: Debenture Redemption Reserve no longer required	5.00	-
	d) Less: Debenture Redemption Reserve	-	(15.00)
9.	Dividend:		
	Dividend proposed @ Rs.30 per share (Last year paid @ Rs.30 per share)	(275.05)	(275.02)
	Corporate Tax on Dividend	(33.95)	(41.38)
10.	Balance carried forward	2,219.07	2,180.97
11.	Paid-up Equity Capital	91.70	91.69
12.	Reserves Excluding Revaluation Reserve	7,044.16	9,372.08
13.	Particulars of proposed right/convertible debenture issue	None	None

Thanking you,

Yours faithfully,
For Grasim Industries Limited

Ashok Malu
Company Secretary


GRASIM INDUSTRIES LIMITED
MUMBAI


ADITYA BIRLA
GRASIM

20th May, 2010

BY AIR MAIL
(REGD.)

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sirs,

This is to inform you that the Board of Directors of Grasim Industries Limited at its meeting held today i.e. 20th May, 2010 have:

1. approved the Audited Annual Accounts of the Company for the year ended 31st March, 2010. A copy of the statement containing the Audited Financial Results for the year is enclosed.

2. recommended dividend on Equity Shares for the year ended 31st March, 2010 @ Rs.30 (Rupees Thirty only) per share, at par with the dividend paid last year.

A copy of the Press Release being issued in the above matter is also enclosed herewith.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahire Marg, Worli, Mumbai 400 030. India

Telephone +91 22 66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com


ADITYA BIRLA
GRASIM

AUDITED FINANCIAL RESULTS
FOR THE YEAR ENDED 31st MARCH 2010

I. CONSOLIDATED RESULTS :

Rs in Crores

Particulars	Three Months Ended 31st Mar. '10	Three Months Ended 31st Mar. '09	Year Ended 31st Mar. '10 (Audited)	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**5,385.62**	**4,878.29**	**19,933.36**	**18,296.61**
Other Operating Income	89.36	63.50	262.03	199.36
Total Operating Income	**5,474.98**	**4,941.79**	**20,195.39**	**18,495.97**
Expenditure :				
- Decrease / (Increase) in Stock in trade and work in progress	139.25	155.34	(21.76)	(90.56)
- Raw Material Consumed	968.91	917.81	3,624.49	3,957.27
- Purchases of Finished Goods	29.03	33.74	139.23	123.98
- Payment to & Provision for Employees	273.69	229.69	1,058.58	953.55
- Power & Fuel Cost	928.29	912.62	3,523.04	3,755.67
- Freight & Handling Expenses	759.55	658.63	2,750.30	2,345.88
- Depreciation	257.65	225.16	994.71	865.78
- Other Expenditure	942.84	748.41	3,072.80	2,918.55
Total Expenditure	**4,299.21**	**3,881.40**	**15,141.39**	**14,830.12**
Profit from Operations before Other Income & Interest	**1,175.77**	**1,060.39**	**5,054.00**	**3,665.85**
Other Income	66.66	41.87	273.56	247.44
Profit Before Interest and Tax	**1,242.43**	**1,102.26**	**5,327.56**	**3,913.29**
Interest	89.76	71.22	334.55	306.71
Profit from Ordinary Activities before Tax	**1,152.67**	**1,031.04**	**4,993.01**	**3,606.58**
Tax Expense	(297.35)	(335.49)	(1,570.48)	(991.37)
Net Profit from Ordinary Activities after Tax	**855.32**	**695.55**	**3,422.53**	**2,615.21**
Extraordinary Items :				
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2)	-	-	336.07	-
Net Profit (before profit of Associates and adjustment for Minority Interest)	**855.32**	**695.55**	**3,758.60**	**2,615.21**
Add : Share in Profit of Associates	13.88	15.01	51.05	15.91
Less : Minority Share	214.72	141.77	714.12	444.46
Net Profit	**654.48**	**568.79**	**3,095.53**	**2,186.66**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.70	91.69	91.70	91.69
Reserves excluding Revaluation Reserve			12,382.66	11,417.53
Basic EPS for the period before Extraordinary Item (Rs.)	**71.37**	**62.03**	**300.94**	**238.49**
Diluted EPS for the period before Extraordinary Item (Rs.)	**71.35**	**62.03**	**300.83**	**238.49**
Basic EPS for the period after Extraordinary Item (Rs.)	**71.37**	**62.03**	**337.60**	**238.49**
Diluted EPS for the period after Extraordinary Item (Rs.)	**71.35**	**62.03**	**337.47**	**238.49**

II. STANDALONE RESULTS :

Rs. in Crores

Particulars	Three Months Ended 31st Mar. '10	Three Months Ended 31st Mar.'10 #	Three Months Ended 31st Mar. '09	Year Ended 31st Mar. '10 (Audited)	Year Ended 31st Mar.'10 #	Year Ended 31st Mar. '09 (Audited)
Net Sales / Income from Operations	**1,103.66**	**3,370.23**	**2,895.49**	**8,172.11**	**12,462.74**	**10,828.71**
Other Operating Income	37.24	67.11	44.56	140.51	178.62	136.38
Total Operating Income	**1,140.90**	**3,437.34**	**2,940.05**	**8,312.62**	**12,641.36**	**10,965.09**
Expenditure :						
- Decrease / (Increase) in Stock in trade and work in progress	27.14	57.34	75.42	10.98	(37.41)	(33.54)
- Raw Material Consumed	450.06	730.95	731.86	2,168.07	2,703.68	3,085.08
- Purchases of Finished Goods	-	25.10	20.30	30.91	84.05	65.94
- Payment to and Provision for Employees	72.99	175.22	144.37	480.93	679.55	600.39
- Power and Fuel Cost	117.81	536.97	482.44	1,165.64	1,997.21	1,929.57
- Freight and Handling Expenses	14.90	394.25	337.47	729.90	1,464.92	1,223.20
- Depreciation	40.79	149.03	125.34	351.14	564.26	456.97
- Other Expenditure	117.04	547.27	424.97	989.13	1,778.67	1,464.04
Total Expenditure	**840.73**	**2,616.13**	**2,342.17**	**5,926.70**	**9,234.93**	**8,791.65**
Profit from Operations before Other Income & Interest	**300.17**	**821.21**	**597.88**	**2,385.92**	**3,406.43**	**2,173.44**
Other Income	55.27	65.82	29.31	235.25	246.66	214.07
Profit Before Interest and Tax	**355.44**	**887.03**	**627.19**	**2,621.17**	**3,653.09**	**2,387.51**
Interest	11.19	59.03	37.20	120.39	207.45	139.67
Profit from Ordinary Activities before Tax	**344.25**	**828.00**	**589.99**	**2,500.78**	**3,445.64**	**2,247.84**
Tax Expense	(54.90)	(225.03)	(205.28)	(744.75)	(1,042.02)	(599.88)
Net Profit from Ordinary Activities after Tax	**289.35**	**602.97**	**384.71**	**1,756.03**	**2,403.62**	**1,647.96**
Extraordinary Items:						
Profit (Net of Tax) on Sale of Sponge Iron unit (Refer Note 2)	-	-	-	336.07	336.07	-
Net Profit & Loss for the period	**289.35**	**602.97**	**384.71**	**2,092.10**	**2,739.69**	**1,647.96**
Paid up Equity Share Capital (Face Value Rs. 10 per share)	91.70		91.69	91.70		91.69
Reserves excluding Revaluation Reserve				7,044.16		9,372.08
Basic EPS for the period before Extraordinary Items (Rs.)	**31.55**		**41.96**	**191.51**		**179.73**
Diluted EPS for the period before Extraordinary Items (Rs.)	**31.54**		**41.96**	**191.44**		**179.73**
Basic EPS for the period after Extraordinary Items (Rs.)	**31.55**		**41.96**	**228.16**		**179.73**
Diluted EPS for the period after Extraordinary Items (Rs.)	**31.54**		**41.96**	**228.08**		**179.73**
Total Public Shareholding						
- Number of Shares (000's)	**58,401**		**58,760**	**58,401**		**58,760**
- Percentage of Shareholding	**63.70%**		**64.10%**	**63.70%**		**64.10%**
Promoter & Promoter Group Shareholding						
a) Pledged / Encumbered						
- Number of Shares (000's)	-		-	-		-
- Percentage of Shares (as a % of the total shareholding of						
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	-		-	-		-
- Percentage of Shares (as a % of the total share capital of the Company)	-		-	-		-
b) Non-encumbered						
- Number of Shares (000's)	**23,381**		**23,089**	**23,381**		**23,089**
- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	**100.00%**		**100.00%**	**100.00%**		**100.00%**
- Percentage of Shares (as a % of the total share capital of the Company)	**25.50%**		**25.19%**	**25.50%**		**25.19%**

Results only for comparision - without considering demerger of Cement Business w.e.f 1st October, 2009 (Refer Note 1).

III. SEGMENT REPORTING - CONSOLIDATED

Rs. in Crores

Particulars	Three Months Ended 31st Mar. '10	Three Months Ended 31st Mar. '09	Year Ended 31st Mar. '10 (Audited)	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE				
a Viscose Staple Fibre and Wood Pulp	1,145.77	687.88	3,940.18	2,914.62
b Cement - Grey, White and Allied Products	4,162.09	3,956.09	15,475.59	13,512.08
c Sponge Iron *	-	157.27	110.77	1,007.58
d Chemicals - Caustic Soda and Allied Chemicals	120.06	122.88	492.80	522.52
e Textiles - Fabric and Yarn	92.24	71.31	350.60	318.23
f Others **	0.22	0.22	0.88	430.82
TOTAL	5,520.38	4,995.65	20,370.82	18,705.85
(Less) : Inter Segment Revenue	(45.40)	(53.86)	(175.43)	(209.88)
Total Operating Income	**5,474.98**	**4,941.79**	**20,195.39**	**18,495.97**
2. SEGMENT RESULTS				
a Viscose Staple Fibre and Wood Pulp	359.30	78.11	1,194.79	394.75
b Cement - Grey, White and Allied Products	840.48	1,017.01	3,907.67	3,079.40
c Sponge Iron *	-	(25.94)	(43.90)	101.19
d Chemicals - Caustic Soda and Allied Chemicals	16.42	21.23	92.80	127.11
e Textiles - Fabric and Yarn	4.43	4.09	15.46	8.23
f Others **	0.43	2.14	3.71	85.03
TOTAL	1,221.06	1,096.64	5,170.53	3,795.71
Add / (Less) :				
Interest	(89.76)	(71.22)	(334.55)	(306.71)
Net Unallocable Income / (Expenditure)	21.37	5.62	157.03	117.58
Profit before Extra Ordinary Items and Tax Expenses	**1,152.67**	**1,031.04**	**4,993.01**	**3,606.58**
3. CAPITAL EMPLOYED AS ON			**31st Mar. '10**	**31st Mar. '09**
a Viscose Staple Fibre and Wood Pulp			2,445.04	2,390.09
b Cement - Grey, White and Allied Products			14,349.71	14,262.85
c Sponge Iron *			-	552.72
d Chemicals - Caustic Soda and Allied Chemicals			408.58	361.94
e Textiles - Fabric and Yarn			175.76	176.29
f Others **			24.72	21.26
TOTAL			17,403.81	17,765.15
Unallocated Corporate Capital Employed			6,480.60	2,947.95
TOTAL CAPITAL EMPLOYED			**23,884.41**	**20,713.10**

* Upto 22nd May, 2009, Refer note 2

** w.e.f. 1st January, 2009 Consolidated Results include Idea Cellular Ltd. (Consolidated) as an 'Associate' (as per equity method) as against Joint Venture earlier.

IV. SEGMENT REPORTING - STANDALONE

Rs. in Crores

Particulars	Three Months Ended 31st Mar. '10	Three Months Ended 31st Mar. '09	Year Ended 31st Mar. '10 (Audited)	Year Ended 31st Mar. '09 (Audited)
1. SEGMENT REVENUE				
a Viscose Staple Fibre	1,044.65	634.17	3,574.15	2,533.60
b Cement - Grey, White and Allied Products @	-	2,059.57	4,220.59	7,019.37
c Sponge Iron *	-	157.27	110.77	1,007.58
d Chemicals - Caustic Soda and Allied Chemicals	120.06	122.88	492.80	522.52
e Textiles - Yarn	15.84	11.97	63.02	57.92
TOTAL	1,180.55	2,985.86	8,461.33	11,140.99
(Less) : Inter Segment Revenue	(39.65)	(45.81)	(148.71)	(175.90)
Total Operating Income	**1,140.90**	**2,940.05**	**8,312.62**	**10,965.09**
2. SEGMENT RESULTS				
a Viscose Staple Fibre	334.97	80.67	1,203.98	408.20
b Cement - Grey, White and Allied Products @	-	557.22	1,227.97	1,629.09
c Sponge Iron *	-	(25.94)	(43.90)	101.19
d Chemicals - Caustic Soda and Allied Chemicals	16.42	21.23	92.80	127.11
e Textiles - Yarn	1.76	0.91	4.58	1.39
TOTAL	353.15	634.09	2,485.43	2,266.98
Add / (Less) :				
Interest	(11.19)	(37.20)	(120.39)	(139.67)
Net Unallocable Income / (Expenditure)	2.29	(6.90)	135.74	120.53
Profit before Extra Ordinary Items and Tax Expenses	**344.25**	**589.99**	**2,500.78**	**2,247.84**
3. CAPITAL EMPLOYED AS ON			**31st Mar. '10**	**31st Mar. '09**
a Viscose Staple Fibre			1,741.99	1,776.91
b Cement - Grey, White and Allied Products @			-	6,698.20
c Sponge Iron *			-	552.72
d Chemicals - Caustic Soda and Allied Chemicals			408.58	361.94
e Textiles - Yarn			24.69	22.59
TOTAL			2,175.26	9,412.36
Unallocated Corporate Capital Employed			6,259.89	4,324.54
TOTAL CAPITAL EMPLOYED			**8,435.15**	**13,736.90**

@ Cement Business has been demerged into Samruddhi Cement Ltd. (a subsidiary of the Company) w.e.f. 1st October, 2009, Refer Note 1.

* Upto 22nd May, 2009, Refer note 2

V. NOTES

1. The Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 to demerge the Cement Business of the Company to it's wholly owned subsidiary, Samruddhi Cement Limited (SCL), has become effective from 1st October, 2009 (the Appointed Date) on completion of the necessary formalities in terms of the Scheme:
   (a) The Company has transferred all the assets and liabilities of the Cement Business as on the Appointed Date, on a going concern basis to SCL.
   (b) SCL will issue one equity share of the face value of Rs.5 each, credited as fully paid up, to the shareholders of the Company for every equity share they hold in the Company as on 28th May, 2010, the Record Date fixed for this purpose.
   (c) The excess of assets over liabilities relating to Cement Business transferred at book value to SCL has been adjusted against the Reserves of the Company.
   (d) Results of the Cement Business from the Appointed Date are considered as results of SCL, instead of the Company on standalone basis. Results for the previous quarter have been restated to include effects of the Scheme from the Appointed Date.
   (e) Minority Share in the profit for Quarter/Year ended 31st March, 2010 has increased on account of shares of SCL to be issued to the Company's shareholders.

2. (a) The Scheme of Arrangement under Sections 391 to 394 the Companies Act, 1956 for transfer of Sponge Iron unit of the Company has become effective from 22nd May, 2009.
   (b) The Company has transferred all the assets and liabilities of the Sponge Iron unit as on 22nd May, 2009, on a going concern basis to Vikram Sponge Iron Limited.
   (c) Extraordinary income of Rs 336.07 Crores (net of tax Rs 8.65 Crores) represents the profit on transfer of Sponge Iron unit.

3. The results of Idea Cellular Ltd. (Idea) were consolidated as a Joint Venture upto 31st December, 2008 in the previous year, whereas w.e.f. 1st January, 2009, the same are being consolidated as an 'Associate'.

4. The Results for the quarter and year ended 31st March, 2010 are therefore, not strictly comparable with those of the corresponding periods of the previous year, owing to notes 1 to 3 above.

   The comparable restated figures (a) excluding Sponge Iron unit's results from both the current year and previous year, (b) considering Idea consolidation as 'Associate' in previous year and (c) adding Cement Business results in the current year's figures (w.e.f. 1st October, 2009), will be as under:

   I. Consolidated :

(Rs. in Crores)

	Quarter Ended		Year Ended	
	31st March '10	31st March '09	31st March '10	31st March '09
Revenue	5,474.98	4,784.52	20,084.62	17,058.46
Profit Before Interest & Tax (PBIT)	1,242.43	1,128.20	5,371.46	3,732.24
Net Profit before Extraordinary Items (after Minority Share)	762.62	592.16	2,972.28	2,120.56

   II. Standalone :

(Rs. in Crores)

	Quarter Ended		Year Ended	
	31st March '10	31st March '09	31st March '10	31st March '09
Revenue	3,437.34	2,782.78	12,530.59	9,957.51
Profit Before Interest & Tax (PBIT)	887.03	653.13	3,696.99	2,286.32
Net Profit before Extraordinary Items	602.97	408.08	2,373.23	1,581.86

5. The Boards of Directors of UltraTech Cement Limited (UltraTech) and SCL, the Company's subsidiaries, have decided to amalgamate SCL with UltraTech under a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956 subject to necessary approvals w.e.f. 1st July, 2010, being the Appointed Date fixed for this purpose. The Scheme is pending for sanction by the Hon'ble High Courts of Bombay and Gujarat.

6. During the quarter, 3.10 Mn TPA Cement Mill has been commissioned at Kotputli (Rajasthan), accordingly the total cement capacity has increased from 45.65 Mn TPA to 48.75 Mn TPA.

7. UltraTech has formed a wholly-owned subsidiary 'UltraTech Cement Middle East Investments Limited' in the United Arab Emirates (UAE) for exploring business opportunities in UAE and the Middle-East. The Board of Directors of UltraTech has approved further capitalisation of the wholly-owned subsidiary for acquiring a controlling stake in ETA Star Cement Company LLC, Dubai (ETA Star) and its operations in UAE, Bahrain and Bangladesh. The acquisition of ETA Star is likely to be completed by June, 2010.

8. The Board of Directors has recommended a dividend of Rs.30 per share aggregating to Rs.309 Crs. (including dividend tax).

9. The status of investors' complaints is as under :
   Opening - 0, Received - 7, Resolved - 7, Closing - 0

10. Previous periods' figures have been regrouped / rearranged wherever necessary to conform to the current periods' classification.

11. Statement of Assets and Liabilities as on 31st March, 2010 :

(Rs in Crores)

Particulars	Standalone (Audited)		Consolidated (Audited)	
	31st March '10	31st March '09	31st March '10	31st March '09
SOURCES OF FUNDS				
Shareholders' Funds:				
Share Capital	91.70	91.69	91.70	91.69
Other Share Capital	-	-	36.26	33.12
Employee Stock Options Outstanding	9.51	10.45	14.02	12.13
Reserves and Surplus	7,044.16	9,375.44	12,382.66	11,420.89
Minority Interest	-	-	3,754.84	1,670.35
Loan Funds	1,037.62	3,394.95	5,599.23	5,893.05
Deferred Tax Liabilities (Net)	252.16	864.37	2,005.72	1,591.93
TOTAL	**8,435.15**	**13,736.90**	**23,884.43**	**20,713.16**
APPLICATION OF FUNDS				
Fixed Assets	1,829.04	8,307.77	14,552.71	14,218.96
Investments	6,324.79	4,609.10	6,675.86	3,550.40
Goodwill	-	-	2,007.06	2,000.98
Current Assets:				
Inventories	417.24	1,378.24	2,183.48	2,221.02
Sundry Debtors	345.01	559.93	880.28	818.22
Cash and Bank Balances	15.92	113.38	237.00	227.02
Loans and Advances	386.07	1,046.29	1,237.14	1,231.21
Less: Current Liabilities and Provisions:				
Current Liabilities	302.37	1,686.93	3,036.96	2,898.55
Provisions	580.55	590.88	852.16	656.16
Net Current Assets:	281.32	820.03	648.78	942.76
Miscellaneous Expenses	-	-	0.02	0.06
TOTAL	**8,435.15**	**13,736.90**	**23,884.43**	**20,713.16**

12. The above results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors at the meetings held on 20th May, 2010.

For and on behalf of Board of Directors

Place : Mumbai
Date : 20th May, 2010

Adesh Gupta
Whole-Time Director

GRASIM INDUSTRIES LIMITED
Regd. Office: Birlagram, Nagda 456 331 (M.P.)

Press Release

Mumbai, 20th May, 2010


ADITYA BIRLA
GRASIM

GRASIM REPORTS EXCELLENT PERFORMANCE FOR Q4 FY2010

Consolidated Net Revenue **Rs.5,475 Crs.** ⇑ **11%**

Consolidated Net Profit

As Reported **Rs.654 Crs.** ⇑ **15%**

Like to Like **Rs.763 Crs.** ⇑ **34%**

Consolidated Financial Performance:

Grasim Industries Limited, an Aditya Birla Group Company, has reported improved performance during the 4th quarter of the year ended 31st March, 2010, as well as the entire year. These results are given after considering the effect of the demerger of the Cement business of the Company to its subsidiary, Samruddhi Cement Ltd. (SCL), w.e.f. 1st October, 2009.

The results have been driven by improvement in both its Cement and VSF businesses. While the Cement business has performed well supported by higher output from the new capacities including its captive power plants, the VSF business has recovered from the extreme downturn of the last year leading to an impressive performance.

Rs. Crores

	Quarter ended			Year ended		
	31.03.10	31.03.09	% Change	31.03.10	31.03.09	% Change
Net Revenue	5,475	4,942	11	20,195	18,496	9
PBIDT	1,500	1,327	13	6,322	4,779	32
Net Profit (Before Extraordinary Item)	654	569	15	2,760	2,187	26
Extraordinary item	-	-	-	336	-	-
Net Profit (After Extraordinary Item)	654	569	15	3,096	2,187	42
Net Profit (Re-casted) *	763	569	34	3,339	2,187	53
EPS (Rs.)						
Before Extraordinary Item	71	62	15	301	238	26
After Extraordinary Item	71	62	15	337	238	42

* a) **Due to demerger of the Cement business w.e.f 1st October, 2009, the net profit after minority share has reduced by Rs.108 crores in Q4 FY10 and by Rs.243 crores in FY10. This is on account of the differential tax treatment of Rs.27 crores in FY10 and minority share (35%) of SCL (being shares to be issued to Grasim's Shareholders in terms of the demerger scheme). Adding these, the total net profit was higher at Rs.763 crores for the quarter (Growth of 34%) and at Rs.3,339 crores for the year (Growth of 53%).**

There is no change in the consolidated revenue and operating profit of the Company on account of the demerger of its cement business.

b) The Extraordinary item of **Rs.336 crores reflects the profit on the sale of Vikram Ispat,** the sponge iron unit of the Company.

Dividend

The Board of Directors of Grasim has recommended a dividend of Rs.30 per share, which is the same as per last year. Additionally, the Board of Directors of SCL, has proposed a dividend of Rs.1.75 per share for six months' working. Each Grasim shareholder will be receiving one equity share of Rs.5 in SCL for every one share held in Grasim on 28th May 2010, the record date fixed for this purpose, in terms of the demerger scheme.

Highlights of Grasim's Consolidated operations:

		Q4FY10	Q4FY09	% Change	FY 2010	FY 2009	% Change
Production -							
Cement (Consolidated)	Mn. M.T.	10.24	9.28	10%	37.02	32.18	15%
White Cement	M.T.	138,893	132,060	5%	514,291	441,118	17%
Viscose Staple Fibre	M.T.	81,081	59,913	35%	302,092	232,745	30%
Sales Volumes -							
Cement (Consolidated)	Mn. M.T.	10.36	9.52	9%	37.29	32.66	14%
White Cement	M.T.	142,984	129,757	10%	509,054	438,394	16%
Viscose Staple Fibre	M.T.	85,714	65,409	31%	308,431	238,463	29%

Cement Business

New capacities and a strong demand have led to an increase of 9% in Cement volumes in Q4FY10. The realizations were lower on YoY basis, particularly in the Southern region, due to the muted demand growth and bunching of new capacities. The price fall in south was arrested in Q4FY10.

In White Cement, sales volumes were up by 10%.

Operating margins for the quarter were impacted, consequent to a dip in realizations and higher input cost.

During the year gone by, cement volumes grew by 14%, vis-à-vis' the sector growth of 11%. Lower energy prices and a greater share of captive thermal power translated into higher operating margins.

Cement Capex

The 3.1 million tons grinding unit at Kotputli (Rajasthan) became operational during the quarter. The combined cement capacity of the Company now stands raised to 48.8 million tons.

A total capital outlay of Rs.4,475 crores has been earmarked for the Cement business. The investment would largely be towards augmentation of the grinding and evacuation facility, logistics infrastructure, waste heat recovery system, captive thermal power plant, modernization and completion of existing projects.

The Company would require an additional capacity of around 25 million tons over the next 5 years just to retain its market share. It plans to expand its capacity sizably, to grow its market share.

The Company is examining various options and has a target to start Brownfield expansions of 10 million tons latest by Q4FY11 after the completion of the detailed study.

Cement Outlook

Industry demand is likely to grow by over 10%. The Indian economy will continue its strong growth trajectory and drive the demand for cement. Accelerated spending on infrastructure and strong growth in the housing segment will continue to propel dem and. New capacities commissioned during FY10 are at various stages of ramp up.

The industry may witness a surplus scenario after the peak demand in Q1FY11 which may last over the next 6 to 8 quarters. Higher coal prices are likely to exert pressure on margins. The Company's focus on higher volume growth, better transport and logistics support together with cost efficiency, should help in partially mitigating the impact.

Viscose Staple Fibre (VSF) Business

VSF business has reported an excellent performance on the back of higher volumes and realisation.

Production was up by 35% during the quarter, supported by additional volumes from the new capacity installed at Kharach towards the end of FY08. Sales volumes were up by 31%. While in the corresponding quarter, the business was impacted due to the global economic downturn, this quarter saw an improvement in operating margins, given better realisation and higher economies of scale.

Captive facilities and long term contracts have helped in containing the rise in the cost of inputs, which resulted in increase in the margins and profits for the year under review.

As informed earlier, the Company plans to set up a 80,000 TPA VSF plant at Vilayat (Gujarat) at an estimated outlay of Rs.1,000 crores. The project is likely to be commissioned in FY13. The capacity of the overseas joint venture at China will double from 35,000 TPA to 70,000 TPA by the end of Q1FY11.

The demand outlook is expected to be stable in the short to medium term. However, high VSF prices may lead to substitution with the other competing fibres, thereby impacting volumes and margins. The upward trend in the prices of input costs, mainly pulp, with limited opportunity to pass on the same to customers, may lead to a fall in the operating margin.

Chemical Business

The performance of the Chemical business was satisfactory. Caustic volumes grew by 15% on higher demand from the end user industry. Depressed caustic prices have lowered ECU realization by 20%. Prices are expected to remain under pressure due to the commissioning of new capacities and cheap imports. However, a gr adual price recovery is expected with improvement in global markets.

Stand-alone Results

Stand-alone results also are impressive with better performance of VSF and Cement businesses.

	Quarter ended				Year ended			
	31.03.09	31.03.10 (Before demerger)	% Change	31.03.10 * (As Reported, after demerger of cement w.e.f 01.10.09)	31.03.09	31.03.10 (Before demerger)	% Change	31.03.10 * (As Reported, after demerger of cement w.e.f 01.10.09)
Net Revenue	2,940	3,437	17	1,141	10,965	12,641	15	8,313
PBIDT	753	1,036	38	396	2,844	4,217	48	2,972
Net Profit (Before Extraordinary Item)	385	603	57	289	1,648	2,404	46	1,756
Net Profit (After Extraordinary Item)	385	603	57	289	1,648	2,740	66	2,092

* The reported results are not comparable since Cement business has been demerged w.e.f. 01.10.09 whereas FY09 had cement numbers for the full year. Hence numbers without giving impact of demerger are also given for better comparison.

Cement Restructuring

The Scheme of Amalgamation between UltraTech Cement Limited and SCL is progressing as scheduled. The shareholders and creditors of UltraTech have given their approval to the Scheme on 19th March 2010. The merger is expected to be completed by July, 2010.

Outlook

The Company enjoys a leadership position in both of its businesses, viz., Cement and VSF, with strong competitive advantages and global size. They now stand at the cusp of the next phase of growth. The Company will continue to make investments in these two businesses to consolidate its leadership position. The Company's strong Balance Sheet will support its ambitious growth plans. On restructuring, while the Cement business will be consolidated in a pure play company, Grasim at the consolidated level will continue to be a Cement and VSF major.

Appointment

In the Board Meeting held today, the Board has appointed Mr. K.K. Maheshwari as the Whole Time Director of the Company.


ADITYA BIRLA
GRASIM

May 20, 2010

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051

Dear Sir,

Sub: Presentation on Audited Annual Accounts of Grasim for the year ended 31st March, 2010

This is further to our letter and email of date.

We are attaching herewith a copy of Presentation on Audited Annual Accounts of the Company for the year ended 31st March, 2010, which will be presented to our investors and also posted on our website.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

BY AIR MAIL

Luxembourg Stock Exchange
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

National Securities Depository Ltd.
Trade World, 4th Floor
Kamala Mills Compound
Senapati, Bapat Marg, Lower Parel
Mumbai 400 013

Central Depository Services (India) Ltd.
Phiroze Jeejeebhoy Tower
16 & 17th Floor, Dalal Street
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Citi Bank N.A.
111 Wall Street, 5th Floor
New York 10043, USA

Citi Bank N.A. (Custodial Services)
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East), Mumbai 400 051


ADITYA BIRLA
GRASIM

Grasim Industries Limited

A Cement and VSF Major

Performance Review

Q4FY10

20th May 2010


ADITYA BIRLA
GRASIM

Cautionary Statement

Statements in this "Presentation" describing the Company's objectives, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the company conducts business and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statement, on the basis of any subsequent development, information or events, or otherwise.


ADITYA BIRLA
GRASIM

Contents

- Highlights
- Business Review
- Financial Performance
- Capex Plan
- Summary


ADITYA BIRLA
GRASIM

Highlights – Cement Restructuring

- **Demerger of Cement Business into Samruddhi Cement Ltd. (Samruddhi)**
  - All necessary approvals received including sanction from M.P. and Gujarat High Courts
  - Scheme effective from appointed date of demerger i.e. 1st October, 2009
  - Grasim shareholders to get one equity share of Rs.5 each in Samruddhi for every equity share of Rs.10 each held in the Company
  - Grasim will hold 65% equity stake in Samruddhi
  - Listing of Samruddhi expected by June 2010
  - Standalone results are recasted excluding cement business performance w.e.f. 1st Oct., 2009
- **Merger of Samruddhi into UltraTech**
  - Sanction from High Courts is under process
  - Merger will be effective from 1st July, 2010 (Target completion - July, 2010)
  - UltraTech to issue 4 equity shares of Rs.10 each for every 7 equity shares of Rs.5 each held in Samruddhi



Highlights – Cement Restructuring



Present
Post Demerger Effective 1st Oct.' 2009
Post Merger with UltraTech Effective 1st July 2010
Grasim Shareholders
UltraTech Public Shareholders
45%
Grasim
Cement
VSF / Others
100%
55%
Samruddhi
UltraTech
Cement
35%
Grasim
VSF / Others
65%
55%
Samruddhi
Grasim Cement
UltraTech
Cement
45%
60.3%
19.1%
20.6%
UltraTech + Samruddhi
Cement

Completed : May 2010

Likely Completion: July 2010



Highlights – Growth Plans

VSF

- **Greenfield VSF plant at Vilayat, Gujarat at an estimated investment of Rs.1,000 Crs.**

Cement

- **3.1 Mn. Tons Grinding unit at Kotputli, Rajasthan now operational, total capacity increased to 48.8 Mn. Tons**
- **Venturing into International Business - acquisition of Star Cement by UltraTech with a capacity of 3.0 Mn. Tons**
  - Cement grinding units in UAE, Bahrain and Bangladesh
- **Continued Focus to grow in India and Indian Ocean Rim**
  - 25 Mn. Tons new capacity required to maintain our market share in next 5 years
  - Alternative proposals under examination
  - Efforts are to start Brownfield expansions of 10 Mn. Tons by Q4FY11 after completing the detailed study
- **Continued focus on achieving manufacturing and logistics cost savings**
  - Propose to set up Waste Heat Recovery Systems across all cement plants
  - Propose to set up Bulk Terminals in key cement consuming centres

ADITYA BIRLA
GRASIM

Highlights – Quarter 4

- New capacity and strong demand drive cement revenue



Cement Volume
9%
Mn Ton
11
9
7
5
9.52
10.36
Q4/09
Q4/10
Cement Realisation
4%
Rs./Ton
4000
3000
2000
1000
0
3,490
3,355
Q4/09
Q4/10

- VSF business posts an excellent performance on higher volumes and realisations



VSF Volume
31%
Ton
90000
75000
60000
45000
30000
65,409
85,714
Q4/09
Q4/10
VSF Realisations
29%
Rs./Ton
125000
100000
75000
50000
25000
86,734
111,644
Q4/09
Q4/10

- Chemical business performed satisfactorily despite a fall in prices



ADITYA BIRLA
GRASIM

Business Review

- Cement
- VSF
- Chemicals



ADITYA BIRLA
GRASIM

Cement : Highlights

		Quarter -4		% Chg.
		2009-10	2008-09	
Grey Cement				
Capacity	Mn. TPA	48.75	41.55	17
- Samruddhi / Grasim		25.65	19.65	31
- UltraTech		23.10	21.90	5
Production	Mn. MT	10.24	9.28	10
- Samruddhi / Grasim		5.25	4.68	12
- UltraTech		4.99	4.60	8
Sales Volumes $	Mn. MT	10.99	10.26	7
- Samruddhi / Grasim		5.33	4.82	11
- UltraTech Cement		5.04	4.70	7
- UltraTech Clinker		0.62	0.74	(16)
Realisation	Rs. /MT			
- Samruddhi / Grasim		3,378	3,448	(2)
- UltraTech Cement		3,332	3,533	(6)
- UltraTech Clinker		1,455	1,914	(24)
White Cement				
Sales Volumes $$	MT	142,984	129,757	10
Avg. Realisation	Rs./MT	8,770	7,989	10

$ Includes captive consumption for RMC

$$ Includes captive consumption for value added products

Industry Scenario

- Cement demand grew by 10% in the quarter
- QoQ : Prices at peak in East, partially recovered in South and improved in other regions
  - ➢ Renewed construction activity
  - ➢ Curtailed production in Andhra Pradesh due to power shortage – AP worst hit in FY10
  - ➢ Union budget impact of Rs.6 /bag – passed on to customer

Business Performance

- Year end cement capacity up by 17% YoY
- Cement production up by 10%
  - ➢ Staggered commissioning of new capacities during the year
  - ➢ Shutdowns at new capacities in Q4, will operate at full capacity going forward
- Cement sales volume up by 9%
  - ➢ Sales volumes up by 21% in North
- White Cement volumes higher by 10%
  - ➢ Putty volume growth of 38%



ADITYA BIRLA
GRASIM

Cement : Highlights (Contd....)

		Quarter -4		% Chg.
		2009-10	2008-09	
Net Revenue	Rs. Crs.	4,162.1	3,956.1	5
- Samruddhi / Grasim :				
Cement		2,046.0	1,861.9	10
White Cement		250.5	197.7	27
- UltraTech - Cement		1,944.6	1,928.4	1
PBIDT *	Rs. Crs.	1,070.0	1,203.3	(11)
- Samruddhi / Grasim		636.9	637.3	--
- UltraTech		434.1	567.4	(23)
PBIDT Margin	%	25.6%	30.3%	-
- Samruddhi / Grasim		27.6%	31.0%	-
- UltraTech		22.2%	29.2%	-
PBIT *	Rs. Crs.	862.0	1,032.2	(16)
- Samruddhi / Grasim		528.6	557.2	(5)
- UltraTech		333.7	476.0	(30)
ROAvCE * @	%	21.3	29.8	-
- Samruddhi / Grasim		28.6	36.7	-
- UltraTech		19.7	33.2	-

* Includes unallocated corporate capital employed and related income of cement subsidiaries

@ Avg. capital employed includes CWIP

- Segment revenue up by 5% on higher volumes
- Operating margins impacted due to
  - ➢ Lower realisations on YoY basis
  - ➢ Higher input costs
  - ➢ Higher fixed expenses for New plants / modernisation
- UltraTech margin witnesses sharper decline due to
  - ➢ Higher exposure to South and West markets
  - ➢ Drop in clinker export realisation
  - ➢ Expiry of sales tax exemption in West Bengal and Gujarat


ADITYA BIRLA
GRASIM

Cement : Outlook

- Cement demand expected to grow at 10% + for the next five years
  - Indian economy to continue on strong growth trajectory
  - Government initiatives to boost rural development, infrastructure and housing
- Surplus scenario may emerge after peak demand in Quarter 1 which is expected to last for the next 6-8 quarters
- Higher coal prices may also exert pressure on margins
- Business to focus on future growth plans, both organic & inorganic, while consolidating gains from current capacity
  - Higher capacity utilisation of new plants to give additional volumes
  - Encash the benefits of the acquisition in Middle East, our international foray
  - Growth in India continues to remain a priority
- Creating logistic infrastructure to improve efficiency and strengthen cost competitiveness
- Expanding UltraTech Building Solutions network to strengthen brand image


ADITYA BIRLA
GRASIM

Viscose Staple Fibre : Highlights

	Quarter - 4		% Chg.
	2009-10	2008-09	
Capacity (TPA)	333,975	333,975	---
Production (MT)	81,081	59,913	35
Sales Volumes (MT)	85,714	65,409	31
Net Revenue (Rs. Crs.)	1,044.7	634.2	65
Realisation (Rs./MT)	111,644	86,734	29
PBIDT (Rs. Crs.)	363.2	108.2	236
PBIDT Margin (%)	34.6%	16.9%	--
PBIT (Rs. Crs.)	335.0	80.7	315
ROAvCE %	76.2%	18.7%	--

Joint Ventures –Grasim's share

Net Revenue (Rs. Crs)	179.6	140.8	28
PBIDT (Rs. Crs.)	31.2	4.2	647

Consolidated PBIDT	394.4	112.4	251
Consolidated PBIDT Margin %	34.3%	16.2%	--

Industry Scenario

- Improved demand and realisations
  - Fast recovery for textiles in the emerging markets
  - Decline in global cotton production
- Input (pulp and sulphur) prices, registered sharp increase creating pressure on margins

Business performance

- With capacity utilisation at 97%, production increased by 35%
  - Expanded capacity of Kharach Plant, commissioned in FY08 end, reached full production
- Highest ever sales volumes in a quarter, up by 31%
  - Improvement in demand seen in both domestic and export markets
  - Operations in corresponding quarter were impacted due to global crisis



Viscose Staple Fibre : Highlights (Contd....)



VSF Volumes & Realisation
VSF Vol (MT)
Realisation (Rs./Ton)
90000
80000
70000
60000
50000
40000
30000
20000
120000
105000
90000
75000
60000
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10
VSF volumes
Realisation

- Realisation up by 29% with improved demand, correcting sharp reduction in corresponding quarter
- Consequent increase in PBDIT and operating margins
- Sequentially, margins impacted due to higher input costs



Viscose Staple Fibre : Outlook

- Demand outlook expected to be stable in the short to medium term
  - ➤ Risk of substitution due to high VSF prices
- Margins likely to decline from current level
  - ➤ Upward trend in pulp, sulphur and energy costs
  - ➤ Large capacity expansions in China
- Production at Nagda plant likely to be effected in Q1FY11 due to water shortage
  - ➤ All efforts being made to avoid / minimise the stoppage
- Greenfield VSF plant to be set up at Vilayat, Gujarat at an estimated investment of Rs.1,000 Crs.
  - ➤ Commercial production expected to commence in FY13
- Chinese JV capacity to double from 35,000 TPA to 70,000 TPA by end of Q1FY11
- Continued focus on debottlenecking of existing capacities and cost reduction opportunities through integration across the value chain
- Market Enlargement and increasing share of Specialty fibres continue to get sharper focus



Chemical : Highlights

	Quarter -4		% Chg.
	2009-10	2008-09	
Capacity (TPA)	258,000	258,000	-
Production (MT)	59,994	52,830	14
Sales Volumes (MT)	59,585	51,930	15
Net Revenue (Rs. Crs.)	120.1	122.9	(2)
ECU Realisation (Rs./MT)	16,767	20,859	(20)
PBIDT (Rs. Crs.)	24.7	28.1	(12)
PBIDT Margin (%)	20.5%	23.1%	--
PBIT (Rs. Crs.)	16.4	21.2	(23)
ROAvCE %	17.0%	24.5%	--


Caustic Volumes & ECU Realisation
Caustic Soda Vol (MT)
70000
60000
50000
40000
30000
20000
ECU Realisation (Rs./Ton)
26000
22000
18000
14000
10000
Q3/09
Q4/09
Q1/10
Q2/10
Q3/10
Q4/10
Caustic Sales Vol.
ECU Realisation

- Sales volume up by 15% on higher demand from end user industries
- ECU realisation down by 20% due to fall in caustic prices
- Marginal reduction in operating margins despite lower realisations
  - ➢ Reduction in salt cost helped

Outlook

- Prices under pressure due to commissioning of new capacities and cheap imports
  - ➢ Gradual price recovery expected with improvement in global markets





Financial Performance



Consolidated Revenue Growth

Quarter 4



6,000
5,500
5,000
4,500
4,000
Rs. Crs.
11%
4,942
5,475
Q4/09
Q4/10

Full Year



22,000
20,500
19,000
17,500
16,000
Rs. Crs.
9%
18,496
20,195
12M/09
12M/10

- **Highest ever consolidated quarterly revenue**
- **Consolidated annual revenue crosses Rs.20,000 Crs. mark**



Revenue Chart

Rs. Crores

% Chg.	Full Year 2009-10	Full Year 2008-09	Net Revenue		Quarter -4 2009-10	Quarter -4 2008-09	% Chg.
	4,221	7,019	Cement $		-	2,060	
41	3,574	2,534	Viscose Staple Fibre		1,045	634	65
(6)	493	523	Chemical		120	123	(2)
-	111	1,008	Sponge Iron (Sold on 22nd May 2009)		-	157	-
-	63	58	Others		16	12	-
-	(149)	(176)	Inter Segment Eliminations (Intra Company)		(40)	(46)	-
	8,313	10,965	**Standalone Net Revenue (As Reported)**		1,141	2,940	
15	12,641	10,965	**Standalone Net Revenue (Restated Before Demerger) #**		3,437	2,940	17
			Subsidiaries				
9	7,222	6,618	UltraTech Cement Ltd.	54.8%	1,946	1,930	1
	4,329	-	Samruddhi Cement Ltd. $	65.0%	2,296	-	
10	288	260	Grasim Bhiwani Textiles Ltd.	100%	76	59	29
			Joint Ventures (Pro Rata)				
15	589	513	Pulp JVs and Fibre JV	45% / 31%	180	141	28
-	-	430	Idea Cellular Ltd.*	5.18%	-	-	-
-	(545)	(290)	Inter Company Eliminations (On Consolidation)		(164)	(128)	-
9	20,195	18,496	**Consolidated Net Revenue**		5,475	4,942	11

$ Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009
* From 1st January 2009, Idea is consolidated as an 'associate' and earlier line by line consolidation discontinued
# For comparison only

VSF business registers robust growth in revenues



Consolidated Revenue Mix



Q4FY10
2
23
75
Q4FY09
3
2
16
79
Cement
VSF & Chemical
Sponge Iron
Textile
Others



Financial Performance – Quarter 4

(Rs. Crores)	Quarter - 4: Standalone 2009-10 Restated for Comparison *	2009-10 Reported (After Demerger)	2008-09	% Change On Restated		Quarter - 4 : Consolidated 2009-10	2008-09	% Change	
Revenue	3,437	1,141	2,940	↑	17	5,475	4,942	↑	11
Operating Costs	2,467	800	2,217	↑	11	4,042	3,656	↑	11
PBIDT	1,036	396	753	↑	38	1,500	1,327	↑	13
Interest	59	11	37	↑	59	90	71	↑	26
Depreciation	149	41	125	↑	19	258	225	↑	14
PBT	828	344	590	↑	40	1,153	1,031	↑	12
Total Tax Expenses	225	55	205	↑	10	297	335	↓	(11)
Minority Interest	-	-	-		-	215	142	↑	51
PAT (after Minority Share)	603	289	385	↑	57	654	569	↑	15
EPS (Rs.)	65.8	31.5	42.0	↑	57	71.4	62.0	↑	15

* Without giving impact of cement demerger



Financial Performance – Full Year

(Rs. Crores)	Full Year : Standalone 2009-10 Restated for Comparison *	2009-10 Reported (After Demerger)	2008-09	% Change On Restated	Full Year : Consolidated 2009-10	2008-09	% Change
Revenue	12,641	8,313	10,965	↑ 15	20,195	18,496	↑ 9
Operating Costs	8,671	5,576	8,335	↑ 4	14,147	13,964	↑ 1
PBIDT	4,217	2,972	2,844	↑ 48	6,322	4,779	↑ 32
Interest	207	120	140	↑ 49	335	307	↑ 9
Depreciation	564	351	457	↑ 23	995	866	↑ 15
PBT	3,446	2,501	2,248	↑ 53	4,993	3,607	↑ 38
Total Tax Expenses	1,042	745	600	↑ 74	1,570	991	↑ 58
Minority Interest	-	-	-		714	444	↑ 61
PAT (after Minority Share)	2,404	1,756	1,648	↑ 46	2,760	2,187	↑ 26
PAT incl. EO gain (after Minority Share)	2,740	2,092	1,648	↑ 66	3,096	2,187	↑ 42
EPS (after EO Gain) (Rs.)	298.8	228.1	179.7	↑ 66	337.5	238.5	↑ 42

* Without giving impact of cement demerger



Consolidated PBIDT Growth

Quarter 4


13%
Rs. Crs.
1,600
1,350
1,100
850
1,327
1,500
Q4/09
Q4/10

Full Year


32%
Rs. Crs.
6,322
6,500
5,750
5,000
4,250
3,500
2,750
4,779
12M/09
12M/10

Highest ever annual PBIDT


ADITYA BIRLA
GRASIM

PBIDT – Chart

Rs. Crores

% Chg.	Full Year 2009-10	Full Year 2008-09	PBIDT		Quarter -4 2009-10	Quarter -4 2008-09	% Chg.
	1,423	1,911	Cement $		-	637	
156	1,315	514	Viscose Staple Fibre		363	108	236
(20)	125	155	Chemical		25	28	(12)
	(39)	135	Sponge Iron (Sold on 22nd May 2009)		-	(18)	
	148	130	Others		8	(3)	
	2,972	2,844	Standalone PBIDT		396	753	
48	4,217	2,844	Standalone PBIDT (Restated Before Demerger) #		1,036	753	38
			Subsidiaries				
16	2,102	1,813	UltraTech Cement Ltd.	54.8%	433	566	(23)
	1,242	-	Samruddhi Cement Ltd. $	65.0%	637	-	
	19	13	Grasim Bhiwani Textiles Ltd.	100.0%	5	5	
	4	5	Others	100.0%	0.4	2	
			Joint Ventures (Pro Rata)				
	24	8	Pulp JVs and Fibre JV	45%/31%	31	4	
	-	138	Idea Cellular Ltd. *	5.18%	-	-	
	(41)	(42)	Inter Company Eliminations (On Consolidation)		(2)	(3)	
32	6,322	4,779	Consolidated PBIDT		1,500	1,327	13

$ Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009

* From 1st January 2009, Idea is consolidated as an 'associate' and earlier line by line consolidation discontinued

For comparison only

PBIDT increase on better performance of VSF Business


ADITYA BIRLA
GRASIM

Net Profit

Rs. Crores

Twelve Months 2009-10	Twelve Months 2008-09	Net Profit	%	Quarter -4 2009-10	Quarter -4 2008-09
1,756	1,648	Grasim Standalone $ (Before EO Gain - As reported)		289	385
1,095	978	UltraTech Cement Ltd.		232	312
601	537	- Grasim's Share	54.78%	127	171
618	-	Samruddhi Cement Ltd. $		312	-
401	-	- Grasim's Share	65.00%	203	-
5	0.3	Grasim Bhiwani Textiles Ltd.	100%	2	1.6
3	4	Samruddhi Swastik	100%	0.4	1.3
(40)	(72)	Pulp and Fibre JVs		48	(15)
(20)	(22)	- Grasim's Share	45% / 31%	22	(5)
954	882	Idea Cellular Ltd.		267	255
51	54	- Grasim's Share	5.18%	14	15
1,042	573	Grasim's Share in Subs / JVs		367	184
(38)	(34)	Inter Company Eliminations		(2)	-
2,760	2,187	Grasim Consolidated PAT		654	569
336	-	Add: Extraordinary Gain (Profit on sale of Sponge Iron Unit)			
3,096	2,187	Grasim Consolidated PAT (After EO Gain)		654	569
3,339	2,187	Grasim Consolidated PAT (After EO Gain) (Recasted for demerger)		763	569

Growth arrows: Grasim's Share (UltraTech) 12% (Twelve Months), 26% (Quarter -4); Grasim Consolidated PAT 26% (Twelve Months), 15% (Quarter -4); Grasim Consolidated PAT (After EO Gain) 42% (Twelve Months); Grasim Consolidated PAT (After EO Gain) (Recasted for demerger) 53% (Twelve Months), 34% (Quarter -4)

$ Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009


ADITYA BIRLA
GRASIM

Grasim Financials

(Rs. Crores)	Standalone FY 2008-09	Standalone FY 2009-10	Consolidated FY 2008-09	Consolidated FY 2009-10
Net Worth	9,478	7,145	11,558	12,525
Debt	3,395	1,038	5,893	5,599
Capital Employed	13,737	8,435	20,713	23,884
Debt:Equity (x)	0.36	0.15	0.45	0.34
Interest Cover ^	11.8	15.5	10.7	13.9
Book Value (Rs.)	1,034	779	1,261	1,366
ROAvCE (PBIT basis) *	-	-	20.7	23.9
RONW (%) #	-	-	21.1	22.9

^ Interest capitalised also considered for interest cover
* Capital Employed includes CWIP

- Strong Balance sheet
  - Net worth at $2.8 Bn. (Rs.12,525 Crs.)
  - Capital Employed at $5.3 Bn. (Rs.23,884 Crs.)
- Debt-equity at 0.34
  - Net of liquid investment, leveraging is nil
- ROAvCE at 23.9%
- Return on equity at 22.9%
- Strong funding capabilities to support Company's future growth plans
  - Liquid investments of Rs.5,546 Crs. on consolidated basis
  - High interest cover at 14 times


ADITYA BIRLA
GRASIM

Capex



Capex plan

Rs. Crores

	Net Capex to be spent	Cash Outflow	
		FY11	FY12 & Onward
VSF Business - Vilayat Project	1,000		
- Other Capex	323		
Chemical Business and Misc. Capex	64		
Standalone Capex	1,387	481	906
Cement Subsidiaries – Projects' residual capex	870		
- Other Capex	3,605		
Total Capex	5,862	3,414	2,448

Capex spent Rs. Crores

	Q4FY10	FY10
Standalone	259	740
Consolidated	579	1,508



Capex plan

Rs. Crores

	Total Cost	Spent upto last year	Net Capex to be spend	Cash Outflow	
				FY11	FY12 & Onward
Cement Subsidiaries	4,753	278	4,475	2,933	1,542
- Residual Capex of expansion projects	870	--	870		
- Material Evacuation and Logistic Infrastructure	1,351	137	1,214		
- Thermal Power Plant (25 MW) and Waste Heat Recovery System (38 MW)	487	27	460		
- Bricks (2 Units) & RMC Plants	249	114	135		
- Modernisation, Upgradation and others	1,796	--	1,796		


ADITYA BIRLA
GRASIM

Summary




ADITYA BIRLA
GRASIM

Summary

- Grasim – A Cement and VSF major
  - Leadership position in both the flagship businesses
    - Strong competitive edge
    - Global size operations
- Leading global player in VSF
  - Integrated business model from plantation to fibre
  - Continued focus on increasing capacities and creating differentiation
- Domestic leadership in Cement
  - Platform for accelerated future growth being created thru' business restructuring
  - Aim to grow faster than the market
  - Leveraging investments in capacity, TPPs and other infrastructure for sustained volume and cost leadership
- Businesses on the cusp of the next phase of growth to consolidate leadership position
  - Strong balance sheet to support the ambitious growth plans
- On Restructuring, Cement business will be consolidated in a pure play company
  - Grasim at consolidated level will continue to be Cement and VSF major as before



Plant Locations– Grasim & its subsidiaries

- Grey Cement plants
- Grinding Units (G)
- Bulk Cement Terminals
- UltraTech Cement Plants
- UltraTech Grinding Units (G)
- UltraTech Bulk Cement Terminals
- Fibre plants
- Pulp plant
- Chemical plant
- Textiles units


Bathinda (G)
Panipat
Bhiwani
Dadri
Kotputli
Aligarh
Jodhpur
Shambhupura
Malanpur
Jawad
Bharuch
Jafrabad
Magdalla (G)
Nagda
Pipavav
Awarpur
Hirmi
Raipur
Durgapur (G)
Jharsuguda (G)
Navi Mumbai
Hotgi (G)
Ratnagiri (G)
Harihar
Malkhed
Tadpatri
Ginigera
Bangalore
Mangalore
Arakonam (G)
Reddipalayam

Not to scale

ADITYA BIRLA

GRASIM

Thank You


ADITYA BIRLA
GRASIM

Grasim Industries Limited

Annexure


ADITYA BIRLA
GRASIM

Annexure

- Consolidated Financial Performance
- Standalone Financial Performance
- Consolidated and Standalone Financial
- Consolidated and Standalone Profitability
- Businesswise Performance
- Cement Summary
- VSF Summary
- Chemical Summary


ADITYA BIRLA
GRASIM

Consolidated Financial Performance

(Rs. Crores)

	Quarter -4		% Chg.	Full Year		% Chg.
	2009-10	2008-09		2009-10	2008-09	
Net Turnover & Op. Income	5,475.0	4,941.8	11	20,195.4	18,496.0	9
Other Income	66.7	41.9	59	273.6	247.4	11
PBIDT	1,500.1	1,327.4	13	6,322.3	4,779.1	32
Interest	89.8	71.2	26	334.6	306.7	9
Gross Profit	1,410.3	1,256.2	12	5,987.7	4,472.4	34
Depreciation	257.6	225.2	14	994.7	865.8	15
PBT	1,152.7	1,031.0	12	4,993.0	3,606.6	38
Total Tax	297.4	335.4	(11)	1,570.5	991.4	58
Share in Profit of Associates	13.9	15.0	--	51.1	15.9	--
PAT (Before EO gain & Minority Share)	869.2	710.6	22	3,473.6	2,631.1	32
Minority Share	214.7	141.8	51	714.1	444.4	61
PAT (Before EO gain, After Minority Share)	654.5	568.8	15	2,759.5	2,186.7	26
Extraordinary Item	-	-	--	336.1	-	--
PAT (After EO gain)	654.5	568.8	15	3,095.5	2,186.7	42
Diluted Earning Per Share (before EO gain, after minority share) (Rs.)	71.35	62.03	15	300.83	238.49	26
Diluted Earning Per Share (incl. EO gain, after minority share) (Rs.)	71.35	62.03	15	337.47	238.49	42
Cash Profit (before min. share & EO Gain)	1,142.7	1,113.9	3	4,799.9	3,937.6	22


ADITYA BIRLA
GRASIM

Standalone Financial Performance

(Rs. Crores)

	Quarter -4		Full Year	
	2009-10	2008-09	2009-10	2008-09
Net Turnover & Op. Income	1,140.9	2,940.1	8,312.6	10,965.1
Other Income	55.3	29.3	235.2	214.1
PBIDT	396.2	752.5	2,972.3	2,844.5
Interest	11.2	37.2	120.4	139.7
Gross Profit	385.0	715.3	2,851.9	2,704.8
Depreciation	40.7	125.3	351.1	456.9
PBT (before EO gain)	344.3	590.0	2,500.8	2,247.9
Total Tax	54.9	205.3	744.8	599.9
PAT (before EO gain)	289.4	384.7	1,756.0	1,648.0
Extraordinary Item	-	-	336.1	-
PAT (incl. EO gain)	289.4	384.7	2,092.1	1,648.0
Diluted Earning Per Share (before EO gain) (Rs.)	31.54	41.96	191.44	179.73
Diluted Earning Per Share (incl. EO gain) (Rs.)	31.54	41.96	228.08	179.73
Cash Profit (before EO Gain)	292.6	618.9	2,185.5	2,362.4

Note: Results are not comparable due to Cement business demerger



Financial Snapshot

(Rs. Crores)	Standalone March 2007	Standalone March 2008	Standalone March 2009	Standalone March 2010 *	Consolidated March 2007	Consolidated March 2008	Consolidated March 2009	Consolidated March 2010
Gross Block $	7,974	10,615	12,280	3,145	14,485	19,262	21,044	21,717
Net Block $	4,597	7,054	8,308	1,829	8,472	12,922	14,219	14,553
Goodwill					1,844	1,991	2,001	2,007
Cement Subs. Investmen	2,476	2,537	2,551	2,636				
Investments	2,141	1,893	2,230	3,689	2,272	1,661	3,550	6,676
Net Current Assets	550	466	648	281	859	609	943	648
Capital Employed	9,764	11,950	13,737	8,435	13,447	17,183	20,713	23,884
Net Worth	6,230	8,141	9,478	7,145	6,562	9,179	11,558	12,525
Minority Interest					859	1,269	1,670	3,755
Debts	2,951	3,202	3,395	1,038	4,873	5,577	5,893	5,599
Deferred Tax	583	607	864	252	1,153	1,158	1,592	2,005
Debt: Equity (x)	0.47	0.39	0.36	0.15	0.66	0.53	0.45	0.34
Book Value (Rs.)	679	888	1,034	779	716	1,001	1,261	1,366

$ Block includes CWIP
* After demerger of cement business w.e.f. 01.10.2009



Profitability Snapshot

(Rs. Crores)	Standalone 2006-07	Standalone 2007-08	Standalone 2008-09	Standalone 2009-10 *	Consolidated 2006-07	Consolidated 2007-08	Consolidated 2008-09	Consolidated 2009-10
Gross Turnover	9,573	11,552	12,097	8,842	15,674	19,112	20,325	21,710
Net Turnover & Op. Income	8,644	10,325	10,965	8,313	14,142	17,141	18,496	20,195
PBIDT	2,619	3,424	2,844	2,972	4,290	5,422	4,779	6,322
PBIDT Margin (%)	30.3	33.2	25.4	34.8	30.3	31.6	25.5	30.9
Interest	112	107	140	120	229	222	307	335
PBDT	2,507	3,317	2,705	2,852	4,061	5,200	4,472	5,988
Total Tax Expenses	691	962	600	745	1,092	1,466	991	1,570
PAT # (After Minority Share)	1,499	2,002	1,648	1,756	1,967	2,609	2,187	2,760
EPS (Rs.) #	163.5	218.3	179.7	191.4	214.5	284.5	238.5	300.8
DPS (Rs.)	27.5	30.0	30.0	30.0	--	--	--	--
ROAvCE (PBIT Basis)(%)	$36.4	$ 36.8	$ 23.2	--	31.1	31.0	20.7	23.9
RONW (%) #					34.5	33.2	21.1	22.9
Interest Cover (x)	15.7	14.5	11.8	15.5	13.3	13.1	10.7	13.9

$ Adjusted for investments in cement subsidiaries and related income
# before exceptional / extraordinary gain
* After demerger of cement business w.e.f. 01.10.2009


ADITYA BIRLA
GRASIM

Businesswise Performance – Quarter 4

Quarter -4

Consolidated

Rs. Crores

Business	Revenue		PBIDT		PBIDT Margin (%)		PBIT		Capital Employed		ROAvCE (%) (PBIT basis)	
	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09
Cement *	4,162	3,956	1,070	1,203	25.6	30.3	862	1,032	17,201	15,237	21.3	29.8
VSF	1,146	688	394	112	34.3	16.2	359	78	2,445	2,390	59.4	13.9
Chemical	120	123	25	28	20.5	23.1	16	21	409	362	17.0	24.5
Sponge Iron	-	157	-	(18)	--	(11.3)	-	(26)	-	553	-	(20.5)
Textile	92	71	7	6	7.2	8.9	4	4	176	176	10.1	9.4
Company as a whole	5,475	4,942	1,500	1,327	27.1	26.6	1,242	1,102	23,884	20,713	22.3	23.3

* Includes unallocated corporate capital employed and related income of cement subsidiaries


ADITYA BIRLA
GRASIM

Businesswise Performance – Twelve Months

Full Year

Consolidated

Rs. Crores

Business	Revenue		PBIDT		PBIDT Margin (%)		PBIT		Capital Employed		ROAvCE (%) (PBIT basis)	
	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09
Cement *	15,476	13,512	4,767	3,724	30.7	27.5	3,969	3,118	17,201	15,237	24.5	22.5
VSF	3,940	2,915	1,339	520	33.8	17.6	1,195	395	2,445	2,390	49.4	17.6
Chemical	493	523	125	155	25.3	29.8	93	127	409	362	24.1	36.6
Sponge Iron	111	1,008	(39)	135	--	13.3	(44)	101	-	553	(15.9)	20.0
Textile	351	318	24	15	6.9	4.8	15	8	176	176	8.8	4.7
Company as a whole	20,195	18,496	6,322	4,779	30.9	25.5	5,328	3,913	23,884	20,713	23.9	20.7

* Includes unallocated corporate capital employed and related income of cement subsidiaries



Cement : Summary

		Quarter -4		% Chg.	Full Year		% Chg.
		2009-10	2008-09		2009-10	2008-09	
Grey Cement							
Capacity	**Mn. TPA**	**48.75**	**41.55**	**17**	**48.75**	**41.55**	**17**
- Samruddhi / Grasim		25.65	19.65	31	25.65	19.65	31
- UltraTech		23.10	21.90	5	23.10	21.90	5
Production	**Mn. MT**	**10.24**	**9.28**	**10**	**37.02**	**32.18**	**15**
- Samruddhi / Grasim		5.25	4.68	12	19.38	16.32	19
- UltraTech		4.99	4.60	8	17.64	15.87	11
Sales Volumes $	**Mn. MT**	**10.99**	**10.26**	**7**	**39.75**	**35.01**	**14**
- Samruddhi / Grasim		5.33	4.82	11	19.47	16.54	18
- UltraTech Cement		5.04	4.70	7	17.82	16.12	11
- UltraTech Clinker		0.62	0.74	(16)	2.46	2.36	4
Realisation	**Rs. /MT**						
- Samruddhi / Grasim		3,378	3,448	(2)	3,528	3,415	3
- UltraTech Cement		3,332	3,533	(6)	3,475	3,474	--
- UltraTech Clinker		1,455	1,914	(24)	1,785	2,306	(23)
White Cement							
Sales Volumes $$	MT	142,984	129,757	10	509,054	438,394	16
Avg. Realisation	Rs./MT	8,770	7,989	10	8,304	7,922	5

Note: Grasim's Cement business demerged to Samruddhi Cement Ltd. w.e.f. 1st October 2009

$ Includes captive consumption for RMC

$$ Includes captive consumption for value added products



Cement : Summary Contd…

		Quarter -4		% Chg.	Full Year		% Chg.
		2009-10	2008-09		2009-10	2008-09	
Net Revenue	**Rs. Crs.**	**4,162.1**	**3,956.1**	**5**	**15,475.6**	**13,512.1**	**15**
- Samruddhi / Grasim :							
Cement		2,046.0	1,861.9	10	7,709.1	6,364.4	21
White Cement		250.5	197.7	27	840.3	655.0	28
- UltraTech - Cement		1,944.6	1,928.4	1	7,239.0	6,618.0	9
PBIDT *	**Rs. Crs.**	**1,070.0**	**1,203.3**	**(11)**	**4,767.4**	**3,723.8**	**28**
- Samruddhi / Grasim		636.9	637.3	--	2,665.3	1,910.9	39
- UltraTech		434.1	567.4	(23)	2,106.7	1,819.2	16
PBIDT Margin	**%**	**25.6%**	**30.3%**	**-**	**30.7%**	**27.5%**	**-**
- Samruddhi / Grasim		27.6%	31.0%	-	31.2%	27.2%	-
- UltraTech		22.2%	29.2%	-	28.9%	27.3%	-
PBIT *	**Rs. Crs.**	**862.0**	**1,032.2**	**(16)**	**3,969.5**	**3,117.6**	**27**
- Samruddhi / Grasim		528.6	557.2	(5)	2,257.0	1,629.1	39
- UltraTech		333.7	476.0	(30)	1,715.3	1,493.4	15
ROAvCE * @	**%**	**21.3**	**29.8**	**-**	**24.5**	**22.5**	**-**
- Samruddhi / Grasim		28.6	36.7	-	30.5	26.8	-
- UltraTech		19.7	33.2	-	25.3	26.0	-

* Includes unallocated corporate capital employed and related income of cement subsidiaries

@ Avg. Capital employed includes CWIP


ADITYA BIRLA
GRASIM

Viscose Staple Fibre : Summary

		Quarter -4		% Chg.	Full Year		% Chg.
		2009-10	2008-09		2009-10	2008-09	
Capacity	TPA	333,975	333,975	-	333,975	333,975	-
Production	MT	81,081	59,913	35	302,092	232,745	30
Sales Volumes	MT	85,714	65,409	31	308,431	238,463	29
Net Revenue	Rs. Crs.	1,044.7	634.2	65	3,574.2	2,533.6	41
Avg. Realisation	Rs./MT	111,644	86,734	29	106,481	96,517	10
PBIDT	Rs. Crs.	363.2	108.2	236	1,315.5	513.6	156
PBIDT Margin	%	34.6%	16.9%	--	36.6%	20.0%	--
PBIT	Rs. Crs.	335.0	80.7	315	1,204.0	408.2	195
Capital Employed	Rs. Crs.	1,742	1,777	(2)	1,742	1,777	(2)
ROAvCE (PBIT Basis)	%	76.2%	18.7%	--	68.4%	23.6%	--


ADITYA BIRLA
GRASIM

Chemical : Summary

		Quarter -4		% Chg.	Full Year		% Chg.
		2009-10	2008-09		2009-10	2008-09	
Capacity	TPA	258,000	258,000	--	258,000	258,000	--
Production	MT	59,994	52,830	14	229,801	207,226	11
Sales Volumes	MT	59,585	51,930	15	229,876	207,520	11
Net Revenue	Rs. Crs.	120.1	122.9	(2)	492.8	522.5	(6)
Avg. Realisation	Rs./MT	16,767	20,859	(20)	18,096	21,553	(16)
PBIDT	Rs. Crs.	24.7	28.1	(12)	124.8	155.4	(20)
PBIDT Margin	%	20.5%	23.1%	--	25.3%	29.8%	--
PBIT	Rs. Crs.	16.4	21.2	(23)	92.8	127.1	(27)
Capital Employed	Rs. Crs.	409	362	13	409	362	13
ROAvCE (PBIT Basis)	%	17.0%	24.5%	--	24.1%	36.6%	--